Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in Exhibit 99.1.

Background

Immuron Limited and subsidiaries (a development stage enterprise), or the Company, was incorporated under the laws of the Commonwealth of Australia in 1994. Immuron Limited (ASX: IMC, NASDAQ: IMRN), is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle.

The Company currently markets and sells Travelan® for the prevention of Travellers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

The principal listing of our ordinary shares and options to purchase our ordinary shares is on the Australian Securities Exchange (ASX). Immuron completed its secondary listing of American Depository Receipts (ADRs) and Warrants on the NASDAQ Capital Market under the symbol “IMRN” on June 9, 2017.

Our interim consolidated financial statements appearing in Exhibit 99.1 are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Our current revenues are generated in Australian, Canadian, and U.S. dollars, and are converted to Australian dollars for financial reporting purposes as it is the Company’s functional operating and reporting currency. The majority of our expenses are also incurred in Australian, Canadian, and U.S. dollars.

Overview

We are a clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of immunomodulator polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer targeted delivery within the gastrointestinal (GI) track but do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We believe that our two lead immunomodulator product candidates, IMM-124E and IMM-529, have the potential to transform the existing treatment paradigms for (Non-Alcoholic Steatohepatitis) (“NASH”) and for Clostridium difficile (“C. difficile”), respectively. We also market an over-the-counter (OTC) product, Travelan, that is the only product approved as a preventative to Traveler’s Diarrhea. Travelan is also based on the same technology. We recently began to market Protectyn, a health product targeting LPS bacteria in the gut to prevent gut dysbiosis, improve bacterial clearance, reduce chronic inflammation and improve immune function. The safety profile of our compounds, which have a Generally Regarded as Safe (“GRAS”) status, enables us to commercialize our platform-derived products through a range of regulatory pathways, including prescriptions (Rx), medical foods, OTC medicines and dietary supplements.

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) and warrants (each, a “Warrant”) are listed on the NASDAQ Capital Market under the symbols “IMRN” and “IMRNW”, respectively. Each ADS represents forty (40) of our ordinary shares. Each Warrant has a per ADS exercise price of US$10.00, and expires five years from the date of issuance. Our ordinary shares are also listed on the Australian Securities Exchange under the symbol “IMC.”

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In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States, and all references to “Australian dollars”, “A$” or “AUD$” are to the currency of Australia. Unless otherwise indicated or the context implies otherwise, all references to “we,” “us,” or “ our” refers to Immuron Limited, an Australian corporation.

Except for the historical information contained in this report, the statements contained in this report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.” of our Form 20-F for the year ended June 30, 2017.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest income.

Since completing our initial public offering in Australia, we have concentrated our resources toward the pursuit of developing our clinical research and development product portfolio pipeline. For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2017.

Key highlights for the six months ended December 31, 2017 were:

●	Fatty liver trials are on track for release of top-line results in:

-	Q1 2018 for NASH;

-	Q4 2018 for Pediatric NAFLD; and

-	Q1 2019 for ASH

●	NASH Phase II Study Completes major milestone

●	Severe Alcoholic Hepatitis Phase II trial reaches 46 (~70%) patient recruitment milestone

●	Paediatric NAFALD Phase II trial recruits 15 (~38%) of targeted 40 patients

●	Clostridium difficile infection trial obtains Ethics and Ministry of Health approval - first clinical site open and screening patients

●	US Department of Defence completes Research Report on Travelan®

●	Travelan® enjoys continued strong sales growth in US and AUS

On March 8, 2018, we announced positive topline results of our IMM-124E Phase II Non - Alcoholic Steatohepatitis (NASH) Clinical study. The results demonstrated excellent safety and tolerability and a statistically significant reduction in serum LPS levels in patients with NASH.

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Six Months Ended December 31, 2017 Compared to Six Months Ended December 31, 2016

Revenue from ordinary activities

Revenues received from the sale of goods increased favorably by A$216,039 from fiscal half year 2017 to 2018.

Revenue from the sale of our flagship product Travelan increased by 27% and our geographic sales mix of the product changed as we achieved a 250% growth in sales of Travelan in the U.S. and a 27% increase in sales in Australia. The growth in these regions was achieved through a series of strategic supply arrangements coupled with a new pharmacy education program which boosted distribution outlets, improved on-shelf positioning in stores, enhanced advertising, key distributor sale agreements and a twelve-month trade promotional initiative.

We anticipate these markets will continue on this steady growth trajectory for the remainder of this fiscal year.

Other income

Our other income increased by A$570,107, or 70% during the fiscal half year 2018 in comparison to the same time last year predominantly due to an increase in the Group’s estimate of R&D tax incentives claimable from the Australian Tax Office. This amount was calculated based on the tax incentive policy introduced by the Australian Government on July 1, 2011. The Group is entitled to 43.5% of tax incentives based on the total eligible research and development expenditure incurred during the period. The significant increase in our level of eligible research and development expenditures being incurred during the fiscal half year 2018. This research and development increase was predominantly due to the increased expenditures of our major Phase II NASH clinical trial as the program recruitment accelerated and more patients entered the trial.

Research and development expenses

Research and development expenses decreased to A$1,540,436 for the six months ended December 31, 2017 from A$2,117,867 for the six months ended December 31, 2016, which represented a decrease of A$577,431, or 27%. The decrease in research and development expenses during the six months ending December 31, 2017 is attributable to the slowing down of expenditures of the NASH clinical trial as the trail program and patient recruitment and dosing reached completion.

Marketing and promotion expenses

Marketing and promotion expenses decreased by A$233,543, or 50% for the six months ended December 31, 2017 to A$238,192 compared to A$471,735 for the six months ended December 31, 2016 as the Company reduced its investor relations and marketing campaigns which it had invested in leading up to the US IPO during the prior period.

Consulting, employee and director expenses

Consulting, employee and director expenses decreased by A$92,158, or 10% for the six months ended December 31, 2017 to A$815,232 compared to A$907,390 for the six months ended December 31, 2016 as the Company reduced its operational head count and consultant costs during the period.

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Travel and entertainment expenses

Travel and entertainment expenses increased by A$62,534, or 56% for the six months ended December 31, 2017 to A$174,987 compared to A$112,453 for the six months ended December 31, 2016 as the Company increased its presence in the U.S. with key company personnel speaking at key industry forums, conferences, and investor events to lift the Company’s profile.

Inflation and Seasonality

Management believes that inflation has had no material impact on the Company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

The Company’s cash on hand as at December 31, 2017 totaled A$588,863. In addition, the Company has recorded a trade receivable at December 31, 2017 of A$1.387 million from the Australian Tax Office. This amount is in respect of the 2017 R&D tax incentive claim which was refunded to the Company on February 9, 2018. The Company also anticipates that it will receive an R&D tax incentive refund claim for the 12 months ended June 30, 2018 sometime towards the end of calendar year 2018.

As at December 31, 2017 our accumulated deficit totaled A$51,420,430. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, sale of Travelan, government grants, tax incentive payments, licensing and research collaborations and interest earned on investments.

On March 16, 2018, we completed an A$5.1 million private placement of our securities to an institutional investment fund. We sold 13,162,744 ordinary shares at A$0.39 per share, plus three (3) five-year options for every five(5) ordinary shares sold, or an aggregate of 7,897,646  options, with an exercise price of A$0.468 per option. We also issued the placement agents five-year warrants to purchase 526,510 ordinary shares at an exercise price of A$0.585.

We have on issue a total of up to 214 million listed and unlisted, unexercised options and warrants. The options have exercise prices ranging from A$0.30 to A$1.892. If all unlisted options were exercised, we would receive consideration of approximately A$31.7 million in total. There is no guarantee that we will receive any funds from the exercise of options or warrants.

Capital expenditures for the six months ended December 31, 2017 were A$2,180 compared to capital expenditures for the six months ended December 31, 2016 of A$1,879. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

●	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
●	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
●	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% (2016: 45%) refundable tax offset. In the half-year ended December 31, 2017, we recorded A$1,386,790 in other income with respect to funds we will receive in relation to the 2017 financial year under the research and development incentive scheme. In the half-year ended December 31, 2016, we recorded A$779,826 in other income with respect to funds we received in relation to the 2016 financial year under the research and development incentive scheme.

Cash Flows

Net cash used in operating activities increased by A$969,660 to A$3,186,278 for the six months ended December 31, 2017 compared to A$2,216,618 for the six months ended December 31, 2016. Net cash used in operating activities primarily consists of payments to suppliers and employees. The increase in net cash used in the 2017 period was primarily due to the increased research & development activities the Company undertook as it’s NASH Phase II clinical trial expended and dosing of patients at clinical trial sites commenced.

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Net cash used by investing activities increased but was only negligible for the six months ended December 31, 2017 as well as for the six months ended December 31, 2016. Cash flows used for investing activities was primarily attributable to payments for the purchase of computer and office equipment in both periods.

Net cash used in financing activities for the six months ended December 31, 2017 was A$245,884 predominantly to repay a loan facility the Company had in place to finance its Directors & Officers’ insurance premium. For the six months ended December 31, 2016, the Company experienced a significant net cash inflow from financing activities of A$3,031,394 following completion of a right issue capital raising in July 2016, followed by a shortfall placement of the remaining rights issue in Sept 2017.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2017.

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